UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 6) *

Meritage Hospitality Group Inc., a Michigan corporation
(Name of Issuer)

Common Shares, $.01 par value
(Title of Class of Securities)

     59000K 10 1
(CUSIP Number)

Robert E. Schermer, Jr.
c/o Meritage Hospitality Group Inc.
1971 East Beltline Ave., N.E., Suite 200
Grand Rapids, Michigan 49525
                                      (616) 776-2600
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

                              August 3, 2005
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e) 13d-1(f) or 13d-1(g), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 4 Pages

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CUSIP NO.  59000K 10 1             Schedule 13D                Page 2 of 4 Pages
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   1     NAME OF REPORTING PERSON
         S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Robert E. Schermer, Jr.

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   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)  [ ]
                                                                       (b)  [ ]

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   3     SEC USE ONLY

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   4     SOURCE OF FUNDS

         PF
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   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO TIME 2(d) OR 2(e)                                              [ ]

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   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         United States, State of Michigan
---- ---------------------------------------------------------------------------
                            7     SOLE VOTING POWER

                                     912,719
        NUMBER           -------------------------------------------------------
       OF SHARES            8     SHARED VOTING POWER
     BENEFICIALLY
        OWNED                        388,483
       BY EACH           -------------------------------------------------------
      REPORTING             9     SOLE DISPOSITIVE POWER
     PERSON WITH
                                     912,719
                         -------------------------------------------------------
                           10     SHARED DISPOSITIVE POWER

                                     388,483
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  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,301,202
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  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                             [ ]

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  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         23.2%
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  14     TYPE OF REPORTING PERSON

         IN
-------- -----------------------------------------------------------------------

This Schedule 13D as previously filed is amended in Items 3, 4, and 5 by adding the material below.

Item 3.   Source and Amount of Funds or Other Consideration.

         Personal funds were used to acquire the common shares described in Items 4 and 5 below. The common shares which are subject to options were granted pursuant to Meritage’s 1996 Management Equity Incentive Plan and 2002 Management Equity Incentive Plan. These shares were granted without the payment of consideration.

Item 4.   Purpose of Transaction.

         Mr. Schermer acquired the common shares listed below for investment purposes. From time to time, Mr. Schermer may acquire additional common shares, or dispose of such common shares. The options that are or will become exercisable within 60 days were granted pursuant to Meritage’s 1996 Management Equity Incentive Plan and 2002 Management Equity Incentive Plan.

Item 5.   Interest in Securities of the Issuer.

(a)

Mr. Schermer, Jr. beneficially owns 755,133 common shares, and holds options for 157,586 common shares which are either immediately exercisable or exercisable within 60 days. JB Resources, LLC is the owner of 250,000 common shares, 125,000 Class A Warrants, and 125,000 Class B Warrants. Symmetry Investments, LLC is the owner of 100,000 Series B Convertible Preferred Shares. See also page 2, nos. 11 and 13.

(b)	8,950 of the common shares listed under “Shared Voting Power” and “Shared Dispositive Power” are beneficially owned by Mr. Schermer as custodian for his minor children. 100,000 of the common shares listed under “Shared Voting Power” and “Shared Dispositive Power” are beneficially owned by Mr. Schermer by virtue of his 40% ownership in JB Resources, LLC, a limited liability company which owns 250,000 common shares. In addition, by virtue of Mr. Schermer’s 40% ownership interest in JB Resources which also owns 125,000 Class A Warrants and 125,000 Class B Warrants that are exercisable within 60 days, 100,000 common shares underlying the warrants are listed under “Shared Voting Power” and “Shared Dispositive Power.” Finally, by virtue of Mr. Schermer’s 50% ownership of Symmetry Investments, LLC, a limited liability company which owns 100,000 Series B Convertible Preferred Shares that are convertible within 60 days, 179,533 common shares underlie the preferred shares and are listed under “Shared Voting Power” and “Shared Dispositive Power.” See page 2, nos. 8 and 10.

Page 3 of 4 Pages

(c)	In the past 60 days, the following transactions involving Mr. Schermer, Jr. occurred:

Date	Number of Shares Purchased		Price
July 8, 2005	100	*	$5.25
July 14, 2005	100	*	$5.24
July 19, 2005	100		$5.18
July 21, 2005	100		$5.15
July 22, 2005	100		$5.14
July 25, 2005	100		$5.10
July 25, 2005	100		$5.15
July 26, 2005	100	*	$5.10
July 27, 2005	200		$5.00
July 29, 2005	200		$5.00
August 1, 2005	200		$5.09
August 2, 2005	200		$5.21
August 3, 2005	200		$5.35

*Owned as custodian for minor children.

SIGNATURES

        After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:   August 4, 2005

/s/Robert E. Schermer, Jr. —————————————— Robert E. Schermer, Jr.

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